Filed by Liberty Global, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886
Liberty Global, Inc.
Commission File No.: 000-51360

Creation of the world’s leading broadband communications company February 6, 2013

2 Safe Harbor This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our estimate of Virgin Media’s 2013 OCF, the intended financing, our estimate of synergies and the value of certain tax assets, our expectation regarding combined leverage and liquidity, our expectations with respect to free cash flow and shareholder returns, our expectations with respect to future growth prospects and the impact of the transaction on our operations and financial performance, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approval, the ability to finance the transaction (including the completion of the debt financing), Virgin Media’s ability to continue financial and operational growth at historic levels, the ability to successfully operate and integrate the Virgin Media operation and realize estimated synergies, continued use by subscribers and potential subscribers of Virgin Media’s services, the ability to achieve expected operational efficiencies and economies of scale, as well as other factors detailed from time to time in Liberty Global’s and Virgin Media’s filings with the Securities and Exchange Commission (“SEC”) including our most recently filed Forms 10-K and 10-Q. These forward-looking statements speak only as of the date of this presentation. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Virgin Media or the new Liberty Global holding company. In connection with the proposed transaction, Liberty Global and Virgin Media will file a joint proxy statement/prospectus with the SEC, and the new Liberty Global holding company will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and the new Liberty Global holding company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037. The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global's directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media's directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above. Operating Cash Flow (“OCF”), Free Cash Flow (“FCF”) and Adjusted Free Cash Flow (“Adjusted FCF”) are non-GAAP measures. Definitions and GAAP reconciliations for these non-GAAP measures are included in the Appendices. The following may be used throughout the presentation: Liberty Global, Inc. (“Liberty Global,” “LGI,” or the “Company”) and Virgin Media Inc. (“Virgin Media” or “VMED”). Liberty Global & Virgin Media | February 6, 2013

3 Presenters Michael T. Fries President & Chief Executive Officer Neil A. Berkett Chief Executive Officer Liberty Global & Virgin Media | February 6, 2013

Agenda Transaction Rationale Virgin Media Highlights Liberty Global Highlights Transaction Summary

5 Liberty Global & Virgin Media | February 6, 2013 A Powerful Combination Creation of the world’s leading broadband communications company Complementary strengths across video, voice & broadband products Significant potential to monetize customer base Substantial synergy opportunity Accretive to free cash flow Strengthened commitment to shareholder returns

6 World’s Leading Cable Operator Scale advantage drives innovation & operating leverage # of customers (mm) Liberty Global & Virgin Media | February 6, 2013

7 Focus on Europe’s Strongest Markets Stable economic & regulatory climates, healthy growth profile Nearly 80% of revenues from 5 markets Largest Cable Operator in 9 of 12 European countries Liberty Global & Virgin Media | February 6, 2013

8 Complementary Core Strengths Leading the digital TV experience Delivering the fastest broadband speeds Aligned triple-play product suite, roadmap & expertise Great success with compelling bundles Liberty Global & Virgin Media | February 6, 2013

47 25 47 22 14 11 1.9x 4 Homes Passed 34 13 Customers 20 5 Cable RGUs 35 12 Video 18 4 Broadband 9 4 Voice 7 4 Bundling Ratio 1.8x 2.5x Mobile 1 3 9 Combined(2) Meaningful Upside from Sub Growth(1) (In millions) Liberty Global & Virgin Media | February 6, 2013 Statistics as of December 31, 2012 based on each entity’s subscriber counting policies. Total customers excludes mobile-only customers. Virgin Media statistics exclude non-cable customers and RGUs. Totals may not summate due to rounding.

10 Additional Growth Opportunities Mobility & B2B offer growth potential beyond traditional triple-play Pan-European B2B potential Mobile cross-selling expertise B2B revenues as % of total revenue Mobile revenue as % of total revenue Liberty Global & Virgin Media | February 6, 2013 This calculation only includes countries where Liberty Global generates mobile revenues. Mobile revenue as defined by each company. Results for Liberty Global reflect only the results for our UPC/Unity Division, which is our European broadband communications and direct-to-home satellite operations of UPC Holding and the broadband communications operations in Germany of Unitymedia KabelBW GmbH. (1) (2)

Substantial Cost Synergies

Targeting ~$180 million of annual synergies[1]

- Cost synergies of ~$110 million between LGI & VMED operations
  - Driven across core functional areas including network, IT support & procurement
- CapEx savings of ~$70 million
  - Efficiencies derived from increased scale
- Strong track record of integration & of achieving synergy targets

VMED

LGI

(1) To be realized after full integration. Based on GBP/USD foreign exchange spot rate as of February 1, 2013 as per Bloomberg.

Liberty Global & Virgin Media | February 6, 2013 11

12 Focused on Shareholder Returns(1) Liberty Global & Virgin Media | February 6, 2013 VMED Repurchases LGI Repurchases (in $ billions) 2010 2011 2012 2010 2011 2012 Combined repurchases >$10 bn since ’05 Target leverage(2) 4x to 5x 2-year target upon close $3.5 bn (1) Please see Appendix for the definition of LGI Repurchases. Virgin Media’s amounts are translated at the respective average annual GBP/USD foreign exchange rates. (2) As customarily defined by Liberty Global. Leverage refers to gross debt divided by last quarter annualized OCF. (in $ billions)

Agenda Transaction Rationale Virgin Media Highlights Liberty Global Highlights Transaction Summary

Proven Leader in Attractive UK Market



The UK Market	Virgin Media
26 mm total homes in footprint	Virgin passes 50% of homes
Stable, rational competitive landscape	Triple-play leader – industry leading ARPU
Favorable pricing environment	Annual history of price increases
Strong demand for broadband	Superfast[(1)] broadband leader – 63% share
Underpenetrated pay TV	Connected TV leader – 1.3 mm TiVo subs
Significant B2B opportunity	Leading challenger in business telecoms
Undeveloped quad-play market	Leading MVNO player in UK

(1) Superfast is defined as RGUs that are receiving 30 Mb or higher broadband speeds.

Liberty Global & Virgin Media | February 6, 2013 14

15 Multiple Drivers of Operating Growth BEST TV - TiVo FASTEST BROADBAND MOBILE QUAD PLAY ADVANTAGED B2B BEST BRAND: VIRGIN Customer Growth Pricing Strong net customer adds of 43k Disconnects down 22k, with churn at 1.1% Pricing underpinned by product differentiation Price inflation is occurring in UK Telecoms Fibre & content investment underpins competitor price actions Over 40% of broadband gross adds take 60Mb+ Paying TV mix improved to 87% TiVo penetration up to 35%, with 1.3m subscribers 1 2 3 4 5 Tier Mix Product Cross-Sell Business Data Improved triple play to 65% and quad play to 16% Contract mobile revenue up 5% despite MTR headwind Data revenue grew 10% in 2012 Total revenue growth of 5% in 2012 Declining Headwinds Telephony usage Liberty Global & Virgin Media | February 6, 2013 Q4 Results Five Key Drivers

Improved customer service 16 Strong Momentum Looking Ahead Liberty Global & Virgin Media | February 6, 2013 Superior network Product differentiation Strong brand Fixed/mobile convergence B2B opportunity Revenue: Growth should improve through 2013 Customer growth: Sustainable part of revenue mix Price: Increased by ~5% from February 1 B2B: Underlying revenue growth continues CapEx: Declining capital intensity FCF: Return to free cash flow growth 2013 Outlook

Greater diversity of revenue drivers across multiple geographies & categories Exposure to less mature, growing markets Enhanced potential for FCF expansion Greater buyback capacity Redomicile in UK Multiple drivers of revenue growth Operational leverage Disciplined approach to CapEx & costs Focus on driving FCF Proven track record of returning capital to equity investors A shared commitment to value creation An enhanced & compelling platform 17 Opportunity for VMED Shareholders Attractive value now; exposure to compelling growth equity story Liberty Global & Virgin Media | February 6, 2013

Agenda Transaction Rationale Virgin Media Highlights Liberty Global Highlights Transaction Summary

Liberty Global Revenue “Big Four” driving growth(1) (1) Based on Q4 2012 revenue. 19 Building Scale in Western Europe Two-thirds of revenue from four strategic countries Germany, Belgium, Switzerland & the Netherlands Industrial heartland of Europe; strong demographics Additional M&A consolidation opportunities Rational competitive environments Telco operators struggling on multiple fronts Stable pricing environment with upside potential Supportive regulatory framework Cable driving EU broadband agenda National regulators control access & consolidation issues Liberty Global & Virgin Media | February 6, 2013

20 Track Record of Performance(1) Since 2009 Organic RGU additions of 3.6 mm Over 50% increase in reported OCF to $4.9 bn in 2012 ~2.5-fold expansion in reported Adj. FCF since 2009 Q4 2012 Results Record quarter with 465,000 organic RGU adds Rebased growth: revenue 7%; OCF 6% Adj. FCF up 62% to $594 mm FY 2012 Results Highest-ever annual organic RGU adds of 1.6 mm Rebased growth: revenue 6%; OCF 4% Adj. FCF growth of 31% - brings 2012 total to over $1 bn Q4 Organic RGU Additions YTD September Organic RGU Additions (000s) Liberty Global & Virgin Media | February 6, 2013 (1) Please see Appendix for the definition and information on organic RGU additions and rebased growth. Organic RGU Additions Bundling driving record results

21 Sustainable Operating Momentum Substantial RGU (subscriber) growth opportunity Digital upside with over 8 mm analog RGUs Significant runway with low broadband & voice penetrations Stable pricing Continued ARPU/customer growth with bundling success Brand power & price/value proposition improving Innovation drives volume/ARPU Broadband superiority a proven growth driver Emerging opportunities with Horizon, mobile & B2B Attractive OCF and FCF profile OCF margin up 200 bps over last 3 years Declining capital intensity Strong cash from ops & vendor financing driving FCF Analog Cable 8.4 mm Digital Cable 9.1 mm 18.3 mm Subs Liberty Global & Virgin Media | February 6, 2013 Statistics as of December 31, 2012. Video Opportunity(1) Innovation driving growth Other 0.8 mm

Agenda Transaction Rationale Virgin Media Highlights Liberty Global Highlights Transaction Summary

Key Transaction Terms & Valuation

LIBERTY GLOBAL | Virgin media

Structure & Consideration

- Liberty Global to acquire Virgin Media in cash & stock merger
- Virgin Media shareholders receive for each share:
  - $17.50 in cash
  - 0.2582 shares of Liberty Global Series A common stock[(1)]
  - 0.1928 shares of Liberty Global Series C common stock[(1)]

Valuation

- $47.87 per Virgin Media share[(2)]
  - 24% premium to closing price[(2)]
- Implied Virgin Media equity value of $16.0 bn & enterprise value of $23.3 bn
  - Represents ~8.8x 2012 OCF[(3)] multiple
  - Represents ~7.0x 2013E OCF multiple, after adjusting for synergies & taxes[(3)]
- Accretive to Free Cash Flow

(1) In the transaction, Liberty Global will create a new holding company, a UK public limited company (plc), listed on NASDAQ. The shares delivered therefore will be shares of the plc entity with substantially similar rights as the current Liberty Global shares of common stock.

(2) Based on Liberty Global's & Virgin Media's closing prices at February 4, 2013.

(3) OCF adjusted to conform to Liberty Global's OCF definition. 2013 multiple is calculated after taking into consideration the expected annual impact of approximately $110 million of operating synergies that may be realized following full integration and after adjusting the consideration to be paid for certain tax assets. Assumptions underlying forward purchase multiple as estimated by Liberty Global.

Liberty Global & Virgin Media | February 6, 2013 23

24 Key Transaction Terms (Cont.) LGI shareholders expected to own ~64% VMED shareholders expected to own ~36% Pro Forma Ownership Redomicile to the UK Remain listed on NASDAQ Parent Company One Virgin Media Board member to join Liberty Global Board One Virgin Media Board member to join newly-formed UK Advisory Board Governance Transaction subject to majority LGI & Virgin Media shareholder votes, regulatory approvals & customary closing conditions Expected to close in Q2 2013 Path to Completion Liberty Global & Virgin Media | February 6, 2013

25 Pro Forma Capitalization Combined PF fully-diluted equity market capitalization of ~$27.9 bn PF Series A common stock: $16.1 bn market cap (231 mm shares outstanding) Series B common stock: $0.7 bn market cap (10 mm shares outstanding) PF Series C common stock: $11.2 bn market cap (173 mm shares outstanding) Purchase of Virgin Media’s equity totaling $16.0 bn(1) Equity issuance of $10.2 bn (86 mm LBTYA shares & 65 mm LBTYK shares) Total cash outlay of $5.9 bn,(2) funded by a combination of debt financing & available liquidity of both Liberty Global and Virgin Media Includes more than $3.0 bn of incremental debt at Virgin Media Combined PF total debt of $39 bn Equates to ~5x leverage; deleveraging event for LGI shareholders Target mid-4s leverage by year-end 2014 Based on Virgin Media’s fully-diluted shares outstanding of approximately 335 mm and based on closing prices on February 4, 2013. Before taking into account transaction fees, expenses, and the pre-closing carrying cost of the debt, which combined total approximately $500 million. Liberty Global & Virgin Media | February 6, 2013

26 Financial Strength Across Key Metrics(1) $16.8 $7.5 44.8% $3.1 18.6% $1.5 Revenue $10.3 $6.5 OCF $4.9 $2.7 OCF margin 47.2% 41.0% CapEx $1.9 $1.2 CapEx/Revenue 18.3% 19.1% Adjusted FCF $1.0 $0.5 Combined(2) Liberty Global & Virgin Media | February 6, 2013 2012 Results (unaudited) (In billions, unless %) LGI amounts are on an as reported basis. Please see Appendix for the definitions. The Virgin Media amounts are on a reported basis, as adjusted to conform to the OCF and Adjusted FCF definitions of LGI (see Appendix). Figures are for the year ended December 31, 2012. Reported Virgin Media numbers have been converted at the average 2012 GBP/USD foreign exchange spot rate as per Bloomberg. Totals may not summate due to rounding.

Combination Delivers Strong Outlook Liberty Global & Virgin Media | February 6, 2013 27 Mid-single digit rebased revenue growth Mid-single digit rebased OCF growth Capital intensity to decline Mid-teens free cash flow growth

28 Liberty Global & Virgin Media | February 6, 2013 Powerful Combination The world’s leading broadband communications company Significant potential to monetize customer base Accretive to free cash flow Complementary strengths across video, voice & data Substantial synergy opportunity Strengthened commitment to shareholder returns

Appendix

30 Definitions and Additional Information Liberty Global’s Appendix Liberty Global & Virgin Media | February 6, 2013

31 Definitions and Additional Information Liberty Global’s Appendix Liberty Global & Virgin Media | February 6, 2013 Information on Rebased Growth: For purposes of calculating rebased growth rates on a comparable basis for all businesses that we owned during 2012, we have adjusted our historical revenue and OCF for the three months and year ended December 31, 2011 to (i) include the pre-acquisition revenue and OCF of certain entities acquired during 2011 and 2012 in our rebased amounts for the three months and year ended December 31, 2011 to the same extent that the revenue and OCF of such entities are included in our results for the three months and year ended December 31, 2012, (ii) exclude the pre-disposition revenue and OCF of a small studio business that was disposed of at the beginning of 2012 from our rebased amounts for the three months and year ended December 31, 2011 and (iii) reflect the translation of our rebased amounts for the three months and year ended December 31, 2011 at the applicable average foreign currency exchange rates that were used to translate our results for the three months and year ended December 31, 2012. The acquired entities that have been included in whole or in part in the determination of our rebased  revenue and OCF for the three months ended December 31, 2011 include KBW, OneLink and five small entities in Europe. The acquired entities that have been included in whole or in part in the determination of our rebased revenue and OCF for the year ended December 31, 2011 include KBW, Aster, OneLink and seven small entities in Europe. We have reflected the revenue and OCF of the acquired entities in our 2011 rebased amounts based on what we believe to be the most reliable information that is currently available to us (generally pre-acquisition financial statements), as adjusted for the estimated effects of (i) any significant differences between GAAP and local generally accepted accounting principles, (ii) any significant effects of acquisition accounting adjustments, (iii) any significant differences between our accounting policies and those of the acquired entities and (iv) other items we deem appropriate. We do not adjust pre-acquisition periods to eliminate non-recurring items or to give retroactive effect to any changes in estimates that might be implemented during post-acquisition periods. As we did not own or operate the acquired businesses during the pre-acquisition periods, no assurance can be given that we have identified all adjustments necessary to present the revenue and OCF of these entities on a basis that is comparable to the corresponding post-acquisition amounts that are included in our historical results or that the pre-acquisition financial statements we have relied upon do not contain undetected errors. The adjustments reflected in our rebased amounts have not been prepared with a view towards complying with Article 11 of Regulation S-X. In addition, the rebased growth percentages are not necessarily indicative of the revenue and OCF that would have occurred if these transactions had occurred on the dates assumed for purposes of calculating our rebased amounts or the revenue and OCF that will occur in the future. The rebased growth percentages have been presented as a basis for assessing growth rates on a comparable basis, and are not presented as a measure of our pro forma financial performance. Therefore, we believe our rebased data is not a non-GAAP financial measure as contemplated by Regulation G or Item 10 of Regulation S-K.

Liberty Global’s Operating Cash Flow Definition and Reconciliation 32 Liberty Global’s Appendix (Cont.) Liberty Global & Virgin Media | February 6, 2013 Three months ended December 31, Year ended December 31, 2012 2011 2012 2011 in millions Total segment operating cash flow from continuing operations $ 1,254.4 $ 1,099.5 $ 4,869.6 $ 4,482.3 Stock-based compensation expense (21.9) (25.6) (112.4) (131.3) Depreciation and amortization (681.4) (618.7) (2,691.1) (2,457.0) Impairment, restructu ring and other operating items, net (50.4) (47.1) (83.0) (75.6) Operating income $ 500.7 $ 408.1 $ 1,983.1 $ 1,818.4 Operating cash flow is the primary measure used by our chief operating decision maker to evaluate segment operating performance. Operating cash flow is also a key factor that is used by our internal decision makers to (i) determine how to allocate resources to segments and (ii) evaluate the effectiveness of our management for purposes of annual and other incentive compensation plans. As we use the term, operating cash flow is defined as revenue less operating and selling, general and administrative expenses (excluding stock-based compensation, depreciation and amortization, provisions for litigation and impairment, restructuring and other operating items). Other operating items include (i) gains and losses on the disposition of long-lived  assets, (ii) direct acquisition costs, such as third- party due diligence, legal and advisory costs, and (iii) other acquisition-related items, such as gains and losses on the settlement of contingent consideration. Our internal decision makers believe operating cash flow is a meaningful measure and is superior to available GAAP measures because it represents a transparent view of our recurring operating performance that is unaffected by our capital structure and allows management to (i) readily view operating trends, (ii) perform analytical comparisons and benchmarking between segments and (iii) identify strategies to improve operating performance in the different countries in which we operate. We believe our operating cash flow measure is useful to investors because it is one of the bases for comparing our performance with the performance of other companies in the same or similar industries, although our measure may not be directly comparable to similar measures used by other public companies. Operating cash flow should be viewed as a measure of operating performance that is a supplement to, and not a substitute for, operating income, net earnings (loss), cash flow from operating activities and other GAAP measures of income or cash flows. A reconciliation of total segment operating cash flow to our operating income is presented below.

(*) Please see next slide for accompanying footnotes. Liberty Global’s Free Cash Flow and Adjusted Free Cash Flow Definitions and Reconciliations(*) 33 Liberty Global’s Appendix (Cont.) Liberty Global & Virgin Media | February 6, 2013 Three months ended December 31, Year ended December 31, 2012 2011 2012 2011 in millions Net cash provided by operating activities of continuing operations $ 1,0 33.5 $ 837.6 $ 2,8 58.5 $ 2,562.7 Excess tax benefits from stock - based compensation 1 3.5 4.4 7.2 37.7 Cash payments for d irect acquisition costs 2 14.3 2.6 33.8 19.6 Capital expenditures Capital expenditures (4 32.9) (511.3) (1,883.6) (1,927.0) Principal payments on vendor financing obligations Principal payments on vendor financing (44.8) (6.6) (104.7) (10.0) Principal payments on certain capital leases (8.1) (3. 2) (17.5) (11.4) FCF  $ 565.5 $ 323.5 $ 893.7 $ 671.6 FCF $ 565.5 $ 323.5 $ 893.7 $ 671.6 Payments associated with Old Unitymedia’s pre-acquisition capita l structure 3 — — — 12.9 FCF deficit of VTR Wireless 28.3 44.1 1 39.8 106.5 Adjusted FCF $ 593.8 $ 367.6 $ 1,033.5 $ 791.0  We define free cash flow as net cash provided by our operating activities, plus (i) excess tax benefits related to the exercise of stock incentive awards and (ii) cash payments for direct acquisition costs, less (a) capital expenditures, as reported in our consolidated cash flow statements, (b) principal payments on vendor financing obligations and (c) principal payments on capital leases (exclusive of the portions of the network lease in Belgium and the duct leases in Germany that we assumed in connection with certain acquisitions), with each item excluding any cash provided or used by our discontinued operations.  We believe that our presentation of free cash flow provides useful information to our investors because this measure can be used to gauge our ability to service debt and fund new investment opportunities. Free cash flow should not be understood to represent our ability to fund discretionary amounts, as we have various mandatory and contractual obligations, including debt repayments, which are not deducted to arrive at this amount. Investors should view free cash flow as a supplement to, and not a substitute for, GAAP measures of liquidity included in our consolidated cash flow statements.The following table provides the reconciliation of our continuing operations’ net cash activities to FCF and Adjusted FCF for the indicated periods:

34 Liberty Global’s Appendix (Cont.) Liberty Global & Virgin Media | February 6, 2013 Footnotes to previous page CapEx 1) Excess tax benefits from stock-based compensation represent the excess of tax deductions over the related financial reporting stock-based compensation expense. The hypothetical cash flows associated with these excess tax benefits are reported as an increase to cash flows from financing activities and a corresponding decrease to cash flows from operating activities in our consolidated cash flow statements. 2) Represents costs paid during the period to third parties directly related to acquisitions. 3) Represents derivative payments on the pre- acquisition capital structure of Old Unitymedia during the post-acquisition period. These payments were reflected as a reduction of cash provided by operations in our condensed consolidated cash flow statements for the three months and year ended December 31, 2011. Old pre-acquisition debt was repaid on March 2, 2010 with part of the proceeds of the debt incurred for the Unitymedia acquisition.    1) The capital expenditures that we report in our consolidated cash flow statements do not include amounts that are financed under vendor financing or capital lease arrangements. 2) Instead, these expenditures are reflected as non-cash additions to our property and equipment when the underlying assets are delivered, and as repayments of debt when the related principal is repaid.

35 Virgin Media’s Appendix Liberty Global & Virgin Media | February 6, 2013 Definitions and Additional Information Average Revenue Per Unit ("ARPU") is average monthly revenue per average customer relationship and is calculated on a quarterly basis by dividing total revenue generated from the provision of telephone, television and internet services to customers who are directly connected to our network in that period together with revenue generated from our customers using our virginmedia.com website, exclusive of VAT, by the average number of customers directly connected to our network in that period divided by three. The average number of customers is calculated by adding the number of customers at the start of the quarter and at the end of each month of the quarter and dividing by four. Cable Revenue Generating Unit ("RGU") is a subscriber to any of our television, telephone or internet services. A home or any other property that takes our Cable services may contain one or more RGUs. RGUs are designated on a per premise basis, and any bundled services are counted separately. Triple play customers are those households on our cable network which takes all three consumer cable products i.e. telephone, television and broadband. Quad-play customers are cable triple households which have at least one Virgin Mobile service (contract or prepay) registered to the same address. All broadband, home phone and TV customer numbers in this presentation refer to customers on our cable network, unless otherwise indicated. Mobile customer represents active mobile customers. Prepay customers are defined as active customers if they have made an outbound call or text in the preceding 30 days. Contract customers are defined as active customers if they have entered into a contract with Virgin Mobile for a minimum 30-day period and have not been disconnected. Contract Mobile customers represents the number of contracts relating to either a mobile service or a mobile broadband contract. OCF margin is calculated by dividing OCF by total revenue for the applicable period.

Virgin Media’s Free Cash Flow Definition and Reconciliation 36 Virgin Media’s Appendix (Cont.) Liberty Global & Virgin Media | February 6, 2013 Virgin Media uses certain financial measures with a view to providing investors with a better understanding of the operating results and underlying trends to measure past and future performance and liquidity. These measures which are not calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”) are defined as follows: Free Cash Flow (FCF) is OCF reduced by purchase of fixed and intangible assets, as reported in our statements of cash flows, and net interest expense, as reported in our statements of operations. Our definition of FCF excludes the impact of working capital fluctuations and restructuring costs. Our management considers FCF as a helpful measure in assessing our liquidity and prospects for the future. We believe FCF is useful to investors as a basis for comparing our performance and coverage ratios and is an additional way of viewing aspects of our operations that provide a more complete understanding of factors and trends affecting our business. FCF should not be understood to represent our ability to fund discretionary amounts, as we have various contractual obligations which are not deducted to arrive at FCF. We compensate for this limitation by separately measuring and forecasting working capital. FCF is most directly comparable to the GAAP financial measure net cash provided by operating activities. Since this measure is not calculated in accordance with GAAP, it should not be considered as a substitute for net cash provided by operating activities. Because non-GAAP financial measures are not standardized, it may not be possible to compare our FCF with other companies’ non-GAAP financial measures that have the same or similar names. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for other measures of financial performance reported in accordance with GAAP. This non-GAAP financial measure reflects an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. We encourage investors to review our financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure. The following tables present the reconciliations of non-GAAP financial measures to their nearest measure of financial performance in accordance with GAAP. Reconciliation of Free Cash Flow (FCF) to GAAP net cash provided by operating activities: (1) For the three months ended June 30, 2012, the reversal of a contingent liability of £5.5m is included in other, which is included within Interest income and other, net, in the condensed consolidated statement of comprehensive income December 31, December 31, 2012 2011 Free Cash Flow (FCF) 473.1 497.7 Reconciling items (see Note below): Purchase of fixed and intangible assets 783.2 656.7 Changes in operating assets and liabilities (70.7) (81.2) Non-cash compensation 20.9 22.5 Non-cash interest (0.6) 10.5 Share of net income of affiliates - 18.0 Realized foreign exchange (losses) gains (7.5) (1.5) Realized losses on derivatives (12.5) (37.9) Restructuring and other charges (2.7) (8.4) Income taxes 3.1 3.6 Debt redemption premium cost (152.1) (15.5) Other (1) 5.5 84.6 Net cash provided by operating activities 1,039.7 1,149.1 Year ended

Virgin Media’s Operating Cash Flow based on Liberty Global’s Definition and Reconciliation 37 Virgin Media’s Appendix (Cont.) Liberty Global & Virgin Media | February 6, 2013 (1) In accordance with Liberty Global’s presentation of stock-based compensation expense, this amount includes taxes on stock-based compensation of £4.9 million 2012 £ millions OCF 1,679.3 Reconciling items Depreciation and amortization (951.7) Restructuring and other charges (2.7) Stock based compensation (1) (25.8) (980.2) Operating income 699.1 Operating cash flow is the primary measure used by Liberty Global’s chief operating decision maker to evaluate segment operating performance. Operating cash flow is also a key factor that is used by Liberty Global’s internal decision makers to (i) determine how to allocate resources to segments and (i) evaluate the effectiveness of Liberty Global’s management for purposes of annual and other incentive compensation plans. As Liberty Global uses the term, operating cash flow is defined as revenue less operating and selling, general and administrative expenses (excluding stock-based compensation, depreciation and amortization, provisions for litigation and impairment, restructuring and other operating items). Other operating items include (i) gains and losses on the disposition of long-lived assets (ii) direct acquisition costs, such as third- party due diligence, legal and advisory costs, and (iii) other acquisition-related items, such as gains and losses on the settlement of contingent consideration. Liberty Global’s internal decision makers believe operating cash flow is a meaningful measure and is superior to available GAAP measures because it represents a transparent view of Liberty Global’s recurring operating performance that is unaffected by Liberty Global’s capital structure and allows management to (i) readily view operating trends, (ii) perform analytical comparisons and benchmarking between segments and (iii) identify strategies to improve operating performance in the different countries in which we operate. Liberty Global believes their operating cash flow measure is useful to investors because it is one of the bases for comparing Liberty Global’s performance with the performance of other companies in the same or similar industries, although Liberty Global’s measure may not be directly comparable to similar measures used by other public companies. Operating cash flow should be viewed as a measure of operating performance that is a supplement to, and not a substitute for, operating income, net earnings (loss), cash flow from operating activities and other GAAP measures of income or cash flows. A reconciliation of total segment operating cash flow under Liberty Global’s definition to our operating income is presented below.

(*) Please see next slide for accompanying footnotes. Virgin Media’s Free Cash Flow using Liberty Global’s Definitions and Reconciliations (*) 38 Virgin Media’s Appendix (Cont.) Liberty Global & Virgin Media | February 6, 2013 2012 £ millions FCF 310.9 Reconciling items: Premiums paid on debt redemptions (*) (152.1) Capital expenditures 783.2 Principal payments on capital leases 97.7 728.8 Net cash provided by operating activities 1,039.7 Liberty Global defines free cash flow as net cash provided by operating activities, plus (i) excess tax benefits related to the exercise of stock incentive awards and (ii) cash payments for direct acquisition costs, less (a) capital expenditures, as reported in the consolidated cash flow statements, (b) principal payments on vendor financing obligations and (c) principal payments on capital leases (exclusive of the portions of the network lease in Belgium and the duct leases in Germany that were assumed in connection with certain acquisitions), with each    item excluding any cash provided or used by discontinued operations. Liberty Global believes that their presentation of free cash flow provides useful information to Liberty Global’s investors because this measure can be used to gauge Liberty Global’s ability to service debt and fund new investment opportunities. Free cash flow under Liberty Global’s definition should not be understood to represent our ability to fund discretionary amounts, as we have various mandatory and contractual obligations, including debt repayments, which are not deducted to    arrive at this amount. Investors should view free cash flow as a supplement to, and not a substitute for, GAAP measures of liquidity included in the consolidated cash flow statements. The following table provides the reconciliation of our cash provided by operating activities to FCF under Liberty Global’s definition for the indicated periods:

39 Virgin Media’s Appendix (Cont.) Liberty Global & Virgin Media | February 6, 2013 Footnotes to previous page CapEx 1) Excess tax benefits from stock-based compensation, cash payments for direct acquisition costs, principal payments on vendor financing obligations, and principal payments on certain network leases assumed in acquisitions are not applicable to Virgin Media and accordingly are not included in the reconciliation of net cash provided by operating activities to FCF. 2) Virgin Media includes premiums paid on debt redemptions as a component of net cash provided by operations, while Liberty Global includes these cash payments as a component of net cash provided (used) by financing activities. In order to reconcile to Liberty Global’s definition of FCF, these debt redemption premiums are added back to arrive at FCF. 1) The capital expenditures that we report in our consolidated cash flow statements do not include amounts that are financed under vendor financing or capital lease arrangements. Instead, these expenditures are reflected as non-cash additions to our property and equipment when the underlying assets are delivered, and as repayments of debt when the related principal is repaid.